SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

         [X] Form 10-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

For Period  Ended:  December  31,  1996

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ]  Transition  Report  on Form  N-SAR

For the Transition Period Ended:


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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.




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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Not Applicable

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Part I -- Registrant Information
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Full Name of Registrant:                     UNITED BANCSHARES, INC.
Former Name if Applicable:                   Not Applicable

Address of Principal Executive Office
(State and Street Number)                    714 Market Street,

City, State and Zip Code                     Philadelphia, PA 19106

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Part II -- Rules 12b-25(b) and (C)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (para. 72,435), effective April 12, 1989, 54 F.R. 10306.]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c] has been attached if applicable.

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Part III -- Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

     The Registrant is in the process of being audited by its independent auditors, Ernst & Young. Due to factors beyond the control of the Registrant, the audit has not been completed. Therefore, Ernst & Young has been unable to complete its substantive review of the Form 10-K prepared by the Registrant. The Form 10-K of the Registrant will be filed immediately upon the completion of this review by Ernst & Young.

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Part IV -- Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

         Allen C. Tucci, Esquire            (215) 665-0600
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               (Name)                (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Not Applicable [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            UNITED BANCSHARES, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 1996

By: /s/ Emma C. Chappell
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    Dr. Emma C. Chappell
    Chairman, President and Chief Executive Officer